UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________	Commission File Number: _____________

High Tide Inc.
(Exact name of Registrant as specified in its charter)

Alberta, Canada	5990	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Unit 112, 11127 – 15 Street N.E.
Calgary, Alberta
Canada T3K 2M4
(403) 770-9435
(Address and telephone number of Registrant’s principal executive offices)

CCS Global Solutions, Inc.
530 Seventh Avenue, Suite 508
New York, New York 10018
(800) 300-5067

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	HITI	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

High Tide Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect management’s expectations with respect to future events, the Registrant’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking information includes, among other things, information regarding:

●	the competitive and business strategies of the Registrant;

●	the intention to grow the business, operations and potential activities of the Registrant;

●	the intention to maximize the utilization of the Registrant’s existing assets and investments;

●	the expected production capacity of the Registrant;

●	the expected demand for the Registrant’s products;

●	the expected category growth of the Registrant’s products;

●	the expected number of licensed cannabis stores in Canada and its Provinces;

●	the success of the entities that the Registrant acquires and the Registrant’s collaborations;

●	the market for the Registrant’s current and proposed products, as well as the Registrant’s ability to capture market share;

●	the anticipated timing for the release of expected product offerings;

●	the development of affiliated brands, product diversification and future corporate development;

●	expectations with respect to the Registrant’s product development, product offering and the expected sales mix thereof;

●	the ability of the Registrant to source components, products and inventory;

●	the Registrant’s satisfaction of international demand for its products;

●	the Registrant’s plans with respect to importation and exportation;

●	the Registrant’s expectations with respect to harvest;

●	the competitive conditions of the industry and the Registrant’s market expertise;

●	whether the Registrant will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

●	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian, U.S and other international markets;

●	the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical and adult-use cannabis (and the consumer products derived therefrom) internationally;

●	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

●	the anticipated future gross sales and margins of the Registrant’s operations and the potential for significant growth or losses;

●	the potential for the Registrant to record future impairment losses;

●	the performance of the Registrant s business and operations;

●	the Registrant’s ability to capitalize on the U.S. market;

●	future steps to be taken in response to COVID-19; and

●	the ability of the Registrant to continue to attract, develop, motivate and retain highly- qualified and skilled employees.

Readers are cautioned that the above list of cautionary statements is not exhaustive.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 37 of the Annual Information Form for the year ended October 31, 2020, attached as Exhibit 99.149 to this Registration Statement and incorporated herein by reference, and under the heading “Risks Assessment” on page 16 of the Registrant’s Management’s Discussion & Analysis for the year ended October 31, 2020, attached as Exhibit 99.141 to this Registration Statement and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Importantly, forward-looking statements are estimates reflecting Management's current expectations and beliefs, and are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future Management will abide by the business objectives and strategies from time to time established by the Registrant;

●	the Registrant will retain and supplement its Board and Management, or otherwise engage consultants and advisors, having knowledge of the industries (or segments thereof) within which the Registrant may from time to time participate;

●	the Registrant will have sufficient working capital and the ability to obtain the financing required in order to develop its business and continue operations;

●	the Registrant will continue to attract, develop, motivate and retain highly qualified and skilled employees;

●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Registrant conducts its business from time to time, and any other jurisdiction in which the Registrant may conduct its business in the future;

●	the Registrant will be able to generate cash flow from operations, including, through the retail sale of cannabis and cannabis products, and the manufacture and distribution of smoking accessories and cannabis lifestyle products;

●	the Registrant will be able to execute on its business strategy, as in place from time to time;

●	the Registrant will be able to meet the requirements necessary to obtain and/or maintain its governmental authorizations and permits;

●	general economic, financial market, regulatory and political conditions in which the Registrant operates will remain the same;

●	the Registrant will be able to compete in, and remain competitive within, the cannabis industry;

●	cannabis prices will not decline materially;

●	the Registrant will be able to effectively manage anticipated and unanticipated costs; and

●	the Registrant will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws and regulations.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.154, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibits 99.153 and 99.154 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended October 31, 2020, attached hereto as Exhibit 99.149.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 31, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.3745. The exchange rate of Canadian dollars into United States dollars, on March 10, 2021, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2637.

CONTRACTUAL OBLIGATIONS

The following table summarizes the undiscounted contractual obligations of the Registrant as of October 31, 2020:

	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	(Cdn$000)	(Cdn$000)	(Cdn$000)	(Cdn$000)	(Cdn$000)
Accounts payable and accrued liabilities	$6,421	$6,421	-	-	-
Notes payable	$4,730	$3,660	$180	$890	-
Convertible debentures	$32,790	$16,463	$10,106	$6,221	-
Lease obligations	$21,554	$3,564	$6,892	$4,022	$7,076
Total	$65,495	$30,108	$17,178	$11,133	$7,076

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://www.hightideinc.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.

By:	/s/ Raj Grover
Name: Raj Grover
Title: President and Chief Executive Officer

Date: March 19, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit No.	Description

99.1	MD&A dated for the year ended October 31, 2019
99.2	News Release dated November 7, 2019
99.3	News Release dated November 15, 2019
99.4	News Release dated November 21, 2019
99.5	Report of exempt distribution excluding Schedule 1 of 45-106F1
99.6	News Release dated November 27, 2019
99.7	News Release dated December 5, 2019
99.8	Share Purchase Agreement dated December 9, 2019
99.9	News Release dated December 10, 2019
99.10	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated December 19, 2019
99.11	News Release dated December 27, 2019
99.12	Loan Agreement dated January 6, 2020
99.13	News Release dated January 7, 2020
99.14	News Release dated January 7, 2020
99.15	Early Warning Report dated January 9, 2020
99.16	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated January 16, 2020
99.17	News Release dated January 27, 2020
99.18	News Release dated January 28, 2020
99.19	News Release dated January 31, 2020
99.20	Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2020 and 2019
99.21	MD&A for the three months ended January 31, 2020 and 2019
99.22	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated February 6, 2020
99.23	News Release dated February 14, 2020
99.24	News Release dated February 21, 2020
99.25	ON Form 13-502F1 (Class 1 and 3B Reporting Issueers – Participation Fee) dated February 28, 2020
99.26	Audited Annual Financial Statements dated February 28, 2020
99.27	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated February 27, 2020
99.28	51-109FV1 – Certification of annual filings – CFO (E) dated February 28, 2020
99.29	51-109FV1 – Certification of annual filings – CEO (E) dated February 28, 2020
99.30	News Release dated March 2, 2020
99.31	News Release dated March 31, 2020
99.32	52-109FV2 – Certification of Interim filings – CFO (E) dated March 30, 2020
99.33	52-109FV2 – Certification of Interim filings – CEO (E) dated March 30, 2020
99.34	News Release dated April 6, 2020
99.35	News Release dated April 8, 2020
99.36	News Release dated April 13, 2020
99.37	News Release dated April 20, 2020
99.38	News Release dated April 22, 2020
99.39	Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2020 and 2019
99.40	MD&A for the three and six months ended April 30, 2020 and 2019
99.41	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated May 1, 2020
99.42	News Release dated May 4, 2020
99.43	News Release dated May 8, 2020
99.44	News Release dated May 14, 2020
99.45	Notice of the meeting and record dated, dated May 21, 2020
99.46	News Release dated May 25, 2020
99.47	News Release dated June 9, 2020
99.48	News Release dated June 15, 2020
99.49	News Release dated June 17, 2020
99.50	52-109FV1 – Certification of Interim filings – CFO (E) dated June 16, 2020

99.51	52-109FV1 – Certification of Interim filings – CEO (E) dated June 16, 2020
99.52	Notice of Meeting dated June 19, 2020
99.53	Management Information Circular dated June 19, 2020
99.54	Form of Proxy
99.55	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated July 2, 2020
99.56	Security Agreement dated July 22, 2020
99.57	Debt Restructuring Agreement dated July 22, 2020
99.58	News Release dated July 24, 2020
99.59	News Release dated July 31, 2020
99.60	Letter from former auditor dated July 31, 2020
99.61	Notice of Change of Auditor dated July 31, 2020
99.62	Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2020 and 2019
99.63	MD&A for the three and nine months ended July 31, 2020 and 2019
99.64	Letter from Ernst & Young regarding Change of Auditor Notice dated July 31, 2020
99.65	News Release dated August 7, 2020
99.66	News Release dated August 10, 2020
99.67	Arrangement Agreement dated August 20, 2020
99.68	Support and Voting Agreement dated August 20, 2020
99.69	News Release dated August 21, 2020
99.70	Material Change Report dated August 28, 2020
99.71	Amended and Restated Asset Purchase Agreement dated September 1, 2020
99.72	News Release dated September 1, 2020
99.73	News Release dated September 1, 2020
99.74	News Release dated September 8, 2020
99.75	News Release dated September 14, 2020
99.76	52-109FV2 – Certification of Interim filings – CFO (E) dated September 16, 2020
99.77	52-109FV2 – Certification of Interim filings – CEO (E) dated September 16, 2020
99.78	News Release dated September 16, 2020
99.79	News Release dated September 16, 2020
99.80	News Release dated September 22, 2020
99.81	Management Information Circular dated September 23, 2020
99.82	Report of exempt distribution excluding Schedule 1 of 45-106F1 (amended) dated October 19, 2020
99.83	News Release dated October 28, 2020
99.84	News Release dated November 3, 2020
99.85	First Supplemental Warrant Indenture dated November 16, 2020
99.86	First Supplemental Debenture Indenture dated November 16, 2020
99.87	News Release dated November 17, 2020
99.88	News Release dated November 17, 2020
99.89	Support and Voting Agreement dated November 18, 2020
99.90	Articles of Arrangement dated November 18, 2020
99.91	News Release dated November 23, 2020
99.92	News Release dated November 25, 2020
99.93	Material Change Report dated November 25, 2020
99.94	News Release dated November 30, 2020
99.95	News Release dated December 3, 2020
99.96	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated December 4, 2020
99.97	News Release dated December 8, 2020
99.98	News Release dated December 9, 2020
99.99	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated December 10, 2020
99.100	News Release dated December 14, 2020

99.101	News Release dated December 29, 2020
99.102	News Release dated January 4, 2021
99.103	News Release dated January 7, 2021
99.104	NI 44-101 Notice of Intent to Qualify dated January 6, 2021
99.105	News Release dated January 10, 2021
99.106	Report of exempt distribution excluding Schedule 1 of 45-106F1 dated January 13, 2021
99.107	Business Acquisition Report dated January 15, 2021
99.108	News Release dated January 22, 2021
99.109	News Release dated January 25, 2021
99.110	News Release dated February 1, 2021
99.111	News Release dated February 1, 2021
99.112	News Release dated February 2, 2021
99.113	Amended and Restated Bought Deal Offering of Units dated February 2, 2021
99.114	Cover Letter from Newsfile Corp. dated February 2, 2021
99.115	Letter from Foreign Issuer dated February 2, 2021
99.116	Term Sheet dated February 1, 2021
99.117	Amended and Restated Term Sheet dated February 2, 2021
99.118	Qualification Certificate dated February 5, 2021
99.119	Preliminary Short Form Prospectus dated February 5, 2021
99.120	Decision Document dated February 5, 2021
99.121	Marketing materials dated February 9, 2021
99.122	Other material contract(s) dated February 9, 2021
99.123	News Release dated February 10, 2021
99.124	News Release dated February 16, 2021
99.125	Undertaking to file documents and material contracts dated February 16, 2021
99.126	Government of Alberta Certificate of Amendment and Registration of Restated Articles
99.127	Consent letter of underwriters' legal counsel dated February 16, 2021
99.128	Consent letter of issuer's legal counsel
99.129	Auditors' consent letter dated February 16, 2021
99.130	Auditors' consent letter dated February 16, 2021
99.131	Underwriting or agency agreement dated February 16, 2021
99.132	Final short form prospectus dated February 16, 2021
99.133	Decision Document dated February 17, 2021
99.134	News Release dated February 18, 2021
99.135	News Release dated February 22, 2021
99.136	2021 Warrant Indenture dated February 22, 2021
99.137	News Release dated February 23, 2021
99.138	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated March 1, 2021
99.139	Consolidated financial statements for the years ended October 31, 2020 and 2019
99.140	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated March 1, 2021
99.141	MD&A for the year ended October 31, 2020
99.142	52-109FV1 – Certification of annual filings – CFO (E) dated March 1, 2021
99.143	52-109FV1 – Certification of annual filings – CEO (E) dated March 1, 2021
99.144	News Release dated March 1, 2021
99.145	News Release dated March 4, 2021
99.146	News Release dated March 5, 2021
99.147	News Release dated March 8, 2021
99.148	News Release dated March 10, 2021
99.149	Annual Information Form dated March 5, 2021
99.150	52-109F1 – AIF – Certification of filings with voluntarily filed AIF – CFO (E) dated March 11, 2021
99.151	52-109F1 – AIF – Certification of filings with voluntarily filed AIF – CEO (E) dated March 11, 2021
99.152	News Release dated March 15, 2021
99.153	Consent of Independent Registered Public Accounting Firm dated March 19, 2021 from MNP LLP
99.154	Consent of Independent Registered Public Accounting Firm dated March 19, 2021 from Ernst & Young LLP